Exhibit 99.2

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

RiT Appoints Eyal Zamir as CTO

- RiT Recruits New Chief Technology Officer to Lead Roll-Out of CenterMind 3.0
Converged Infrastructure Management Solution to Top-Tier Customers -

Tel Aviv, Israel – January 25, 2016 – RiT Technologies (NASDAQ: RITT), a leading provider of converged infrastructure management solutions that enable companies to maximize utilization and security of their network infrastructure, today announced that it has appointed Mr. Eyal Zamir, a veteran CTO (Chief Technology Officer) and Chief Architect of international high tech companies, to serve as its new CTO, effective immediately.

Mr. Zamir brings RiT over two decades of experience in the telecom, intelligence, data analystics and HLS industries, and leading teams that developed has fully distributed service-oriented solutions combining Microsoft, Big Data, NoSQL, Web Cloud & Mobile technologies. From 2009-2015, Mr. Zamir served as Chief Architect of Logic Industries, leading a multi-national global architecture group focused on the creation of innovative safe city solutions. From 2005-2009, Mr. Zamir served as CTO and Chief Architect of ECTel (previously Nasdaq: ECTL), a telecom fraud prevention company. Mr. Zamir  holds a B.Sc. in Computer & Mathematical Sciences from Robert Gordon University, UK.

"Eyal is a proven R&D manager with vision, technological brilliance and 20 years of experience interfacing with Tier 1 customers,” commented Mr. Yossi Ben-Harosh, President and CEO of RiT Technologies. “We believe that his unique talents will help us secure rapid traction for our soon-to-be-released CenterMind 3.0 Converged Infrastructure Management Solution with top-tier Enterprise and Data Center customers.”

"I am delighted to join RiT Technologies at this pivotal moment – just before the launch of CenterMind 3.0,” added Mr. Eyal Zamir, RiT Technologies’ new CTO. “CenterMind 3.0 is a groundbreaking product: a fully converged connectivity management, provisioning and work flow management system that integrates extensively with ITSM and CMDB. Its ability to slash OPEX and CAPEX is an unbeatable value proposition that I believe will open up exciting opportunities. The entire RiT team is motivated for the launch, and the R&D team is ready to move forward with an exciting product roadmap.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of converged IT infrastructure management and connectivity solutions. RiT offers a platform that provides a unified way to manage converged systems and services to improve network utilization, streamline infrastructure operations, reduce network operation cost, optimize future investments and enhance data security.

RiT’s connectivity solutions includes IIM - Intelligent Infastructure Management, high performance end-to-end structured cabling solutions.

RiT Technologies’ subsidiary RiT Wireless Ltd. produces a range of optical wireless solutions under the Beamcaster brand, which provide high speed, highly secure data communications across indoor open spaces.

Deployed around the world in data centers, large corporations, government agencies, financial institutions, telecommunications, airport authorities, healthcare organizations and educational facilities. RiT’s shares are traded on the NASDAQ Capital Market under the symbol RITT.

RiT Technologies Ltd. 24 Raoul Wallenberg St. Tel Aviv, 69719, Israel Tel: +972-77-2707270 Fax: +972-3-6474115

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate", "forecast", “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  Except as otherwise required by applicable law, we expressly disclaim any obligation to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

CONTACTS:
Kobi Haggay VP Products and Marketing M: +972.54.4338382 kobi.haggay@rittech.com www.rittech.com	Monica Maron Spicetree Communications Mobile: +972-54-5429529 monica.maron@spicetreecom.com